				Exhibit 12(d)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	1999	2000	2001	2002	2003

Fixed charges, as defined:
Total Interest	$38,840	$44,877	$50,991	$45,464	$47,464
Interest applicable to rentals	2,261	1,596	1,849	1,916	1,880

Total fixed charges, as defined	41,101	46,473	52,840	$47,380	$49,344

Preferred dividends, as defined (a)	4,878	5,347	4,674	4,490	5,099

Combined fixed charges and preferred dividends, as defined	$45,979	$51,820	$57,514	$51,870	$54,443

Earnings as defined:

Net Income	$41,588	$38,973	$39,620	$52,408	$67,058
Add:
Provision for income taxes:
Total income taxes	17,537	22,868	20,464	17,846	34,431
Fixed charges as above	41,101	46,473	52,840	47,380	49,344

Total earnings, as defined	$100,226	$108,314	$112,924	$117,634	$150,833

Ratio of earnings to fixed charges, as defined	2.44	2.33	2.14	2.48	3.06

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.18	2.09	1.96	2.27	2.77

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.